Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
2C, Fuxingmennan Street
Xicheng District, Beijing
The People's Republic of China

Via Facsimile and EDGAR
December 8, 2008

Mr. John Fieldsend
Attorney-Adviser
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (202) 772-9204
Phone Number: +1 (202) 551-3343

Re:
Comment letter regarding Huaneng Power International, Inc.’s correspondence dated October 29, 2008 relating to its Annual Report on Form 20-F for the year ended December 31, 2007, filed on April 18, 2008 with file No. 1-13314

Dear Mr. Fieldsend:

We refer to your comment letter dated November 21, 2008 regarding the response letter of Huaneng Power International, Inc. (the “Company”) dated October 29, 2008 relating to its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the United States Securities and Exchange Commission (the “Commission”) on April 18, 2008 with the file number 1-13314. Set forth below are our responses to your comments raised in your letter. For your convenience, we have also restated your comments below in italics.

General

1.	We understand that you will file on EDGAR as "Correspondence" your letter dated October 29, 2008, which responds to our comment letter dated September 30, 2008. Please do so as soon as possible.

The Company filed on November 24, 2008 on EDGAR as “Correspondence” its letter to the Commission dated October 29, 2008 which responded to your comment letter dated September 30, 2008.

Item 5. Operating and Financial Review and Prospects, page 29

Item 5.E. Trend Information, page 43

2.
We note your response to comment one in our letter dated September 30, 2008. In the first bullet point of that response, you state that you believe that you are an industry leader in China in terms of equipment and technologies used for energy saving and environmental protections. In future filings, please explain the basis of this belief. If this belief is based upon information in reports, articles, or other sources, please disclose this fact and provide us with the document or documents appropriately marked and dated. Also, in that first bullet point, you state that you have begun to "implement additional technical measures to further enhance [your] ability in energy saving and emission reduction." In future filings, please discuss these measures that you have begun to implement.

Your comment is duly noted. In response to your particular questions, the Company respectfully submits to the Commission the following information:

•
The Company’s belief that it is an industry leader in China in terms of equipment and technologies used for energy saving and environmental protections is based on, among other things, the Examination Results on Reduction of Total Discharge of Major Pollutants in Each Province and Five Power Corporations in 2007 (the “Examination Results”), dated July 7, 2008 and jointly issued by the Ministry of Environmental Protection, National Development and Reform Commission, National Bureau of Statistics and Ministry of Supervision of the PRC.  The Examination Results demonstrate that China Huaneng Group (the “Group”) ranked first among the five biggest power corporations in China in terms of sulfur dioxide emission performance in 2007. The Company is the principal thermal power operating subsidiary of the Group and therefore the sulfur dioxide emission performance of the Group substantially represents that of the Company. The Examination Results are in Chinese and a summary in English is enclosed as Appendix I to this letter.

•
The measures that the Company has begun to implement include (i) conducting preventive maintenance for generating units and current desulphurization equipment to improve their reliability, (ii) carrying out technology upgrade on boilers, electrical pumps and steam turbines to reduce their energy consumption, (iii) continuing installing desulphurization equipment to reduce the emission of sulfur dioxide, and (iv) utilizing low-nitrogen inflamers in new generating units to reduce the emission of nitrogen oxide.

*           *           *

Please contact me by phone at +8610-6649-1016/1856 or by facsimile at +8610-6649-1888 if you have any questions.

Sincerely,

Huaneng Power International, Inc.

By:	/s/ Gu Biquan
Gu Biquan
Vice President and Secretary to the Board

Appendix I

Summary of the Examination Results

Ministry of Environmental Protection, National Development and Reform Commission, National Bureau of Statistics and Ministry of Supervision of the PRC jointly issued the Examination Results on Reduction of Total Discharge of Major Pollutants in Each Province and Five Power Corporations in 2007 (the “Examination Results”) on July 7, 2008. The Examination Results concluded that all provinces, autonomous regions and municipalities under the State Council and the five biggest power corporations made achievements in the reduction of total discharge of major pollutants in 2007.

According to the Examination Results, China Huaneng Group ranked first in terms of sulfur dioxide emission performance in 2007 with a rate of 3.93 g/kWh, which was significantly lower than those of the other four biggest power corporations. The comparative data are set forth in the table below.

Examination Results of the Reduction of Total Discharge of Major Pollutants of the Five Biggest Power Corporations in 2007

Indicators	China Huaneng Group	China Datang Corporation	China Huadian Corporation	China Guodian Corporation	China Power Investment Corporation
Thermal power installed capacity (10,000 kW)	6666.2	5383.6	5152.4	5365.5	3102.8
Installed capacity of generating sets with desulphurization facilities (10,000 kW)	3760	3854.5	3491.5	3417.6	1373
Installed capacity of generating sets that are closed (10,000 kW)	147.05	242.3	119.45	121.2	184.05
SO2 emission in 2007 (10,000 t)	122.1	130.8	132.3	149.9	93.8
Reduction against 2006 (%)	9.40%	16.60%	15.30%	14.30%	7.70%
SO2 emission performance (g/kWh)	3.93	4.64	5.83	5.94	6.44
Note: all data do not include the generating sets merged and acquired by each power corporation in 2007. The installed capacity of thermal power of State Grid went down from 14.70 million kW in 2006 to 5.24 million kW in 2007. When there was a major change of examination basis, relevant data would not be listed separately.

Please note that a full translation of the Examination Results for reference is available on the website of Ministry of Environmental Protection of the PRC, and the hyperlink is: http://english.mep.gov.cn/News_service/news_release/200807/t20080718_125860.htm ..